Exhibit 99.1

Claude Resources Inc. Announces Second Quarter Results

Trading Symbols
TSX - CRJ
NYSE MKT - CGR

SASKATOON, Aug. 6, 2013 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") today reported its 2013 second quarter financial and operating results. All dollar amounts are in Canadian dollars unless stated otherwise.

Second Quarter Highlights Include:

•	Revenue of $16.1 million from the sale of 11,532 ounces of gold.
•	Production of 12,438 ounces of gold.
•	Total cash cost per ounce of gold (1) was $875 (U.S. $855).
•	Net loss of $9.9 million, or $0.06 per share, after an impairment charge of $10.8 million partially offset by a $3.5 million deferred income tax recovery.
•	Adjusted net loss of $2.3 million (1), or $0.01 per share.
•	Cash flow from operations before net changes in non-cash operating working capital (1) of $3.7 million, or $0.02 per share.
•	Discovery of significant extensions at both the Santoy Gap and Santoy 8 deposits.

"The recent decline in gold price has presented the Company with significant challenges, not the least of which resulted in impairment charges on our Seabee Gold Operation. We have been in business for over 20 years and have seen and survived cycles like this before. We have an excellent work force, financial partners and asset base to ensure we manage through this cycle once again," stated Neil McMillan, President and Chief Executive Officer.

"Second quarter production and costs improved on both a quarter over quarter and period over period comparison. We are pleased to see cash costs below $900 per ounce and I would like to highlight the effort and execution of our Seabee employees to make such significant changes and reductions in this challenging environment. Year over year we expect our total corporate expenditures to be reduced by over 20 percent. We have done so by reducing operating and exploration expenditures and executive pay. Shareholders can be confident that the Company will remain disciplined going forward.

The Santoy Gap deposit is expected to deliver significant growth in production and margins starting in 2014. The Company is working hard at advancing the deposit into the production as soon as possible."

Financial Results

Gold revenue from the Company's Seabee Gold Operation for the three months ended June 30, 2013 decreased 20 percent to $16.1 million from the $20.1 million reported during the second quarter of 2012. The decrease in gold revenue period over period was attributable to a 15 percent decline in Canadian dollar gold prices realized (Q2 2013 - $1,393 (U.S. $1,361); Q2 2012 - $1,633 (U.S. $1,616)) and six percent lower gold sales volume (Q2 2013 - 11,532 ounces; Q2 2012 - 12,306 ounces).Year to date, gold revenue was $31.3 million, a 13 percent decrease during the same period in 2012.

For the three months ended June 30, 2013, mine production costs of $10.1 million were 24 percent lower period over period.  Second quarter total cash cost per ounce of gold (1) of $875 (U.S. $855) were 19 percent lower than the second quarter of 2012's cash cost per ounce of $1,082 (U.S. $1,071). Year to date, total cash costs per ounce of gold (1) of $1,040 (U.S. $1,024) were nine percent lower than the cash cost per ounce of $1,149 (U.S. $1,143) reported during the first half of 2012.  Period over period and year to date, these results are attributable to efficiencies associated with the shaft extension and reduced spending attributable to the Company's cash flow optimization plan. The Company is continuing to pursue best practices with the intention of lowering these costs during the remainder of 2013 and beyond.

For the three months ended June 30, 2013, the Company recorded a net loss of $9.9 million, or $0.06 per share, after an impairment charge of $10.8 million at the Company's Seabee Gold Operation which was largely driven by the decline in the gold price during the second quarter.  This compares to a net profit of $0.7 million, or $0.00 per share, for the three months ended June 30, 2012.  The Company's adjusted net loss was $2.3 million, or $0.01 per share, compared to adjusted net profit of $1.1 million, or $0.01 per share, in the second quarter of 2012.

Year to date, the Company recorded a net loss of $12.5 million, or $0.07 per share (YTD 2012 - net profit of $0.2 million, or $0.00 per share) after an impairment charge of $10.8 million. Year to date, adjusted net loss was $5.6 million, or $0.03 per share compared to an adjusted net loss of $0.2 million, or $0.00 per share, for the first half of 2012.

Cash flow from operations before net changes in non-cash operating working capital (1) of $3.7 million, or $0.02 per share for the three months ended June 30, 2013 was down from $5.3 million, or $0.03 per share, for the three months ended June 30, 2012. Year to date, cash flow from operations before net changes in non-cash operating working capital (1) was $5.0 million, or $0.03 per share (YTD 2012 - $7.8 million, or $0.05 per share).

Operations

During the second quarter of 2013, the Company milled 79,077 tonnes at a grade of 5.13 grams of gold per tonne (Q2 2012 -72,808 tonnes at a grade of 5.45 grams of gold per tonne) for total production of 12,438 ounces of gold (Q2 2012 - production of 12,166 ounces of gold). Year to date, the Company has milled 140,954 tonnes at a grade of 4.77 grams of gold per tonne (YTD 2012 - 139,364 tonnes at a grade of 5.11 grams of gold per tonne) for total production of 20,520 (YTD 2012 - 21,740). This decrease was mainly attributable to lower than budgeted grade at the Seabee Gold Mine.

Table 1: Seabee Gold Operation Production and Cost Statistics
	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2013	2012	2013	2012
Operating Data
Tonnes Milled	79,077	72,808	140,954	139,364
Head Grade (grams per tonne)	5.13	5.45	4.77	5.11
Recovery (%)	95.3	95.3	94.9	94.9
Gold Produced (ounces)	12,438	12,166	20,520	21,740
Gold Sold (ounces)	11,532	12,306	20,833	21,853
Financial Data
Revenues (CDN$ million)	$16.1	$20.1	$31.3	$36.1
Production Costs (CDN$ million)	$10.1	$13.3	$21.7	$25.1
Cash Operating Costs (CDN$/oz) (1)	$875	$1,082	$1,040	$1,149
Cash Operating Costs (U.S.$/oz) (1)	$855	$1,071	$1,024	$1,143

Exploration

During the second quarter of 2013, exploration was focused at the Seabee Gold Operation targeting extensions at the Santoy Mine Complex. Recent drilling at Santoy Gap has extended the mineralized system down-plunge to 650 metres depth and at Santoy 8 has extended the system 400 metres below the base of the existing inferred resource. These step-out drill intercepts significantly expand the footprint of the Santoy Mine Complex and are of a materially higher grade than the current reserve and resource base. Drill results from the Santoy Mine Complex program included 18.80 grams of gold per tonne over 13.86 metres and 330.35 grams of gold per tonne over 1.55 metres, inclusive of a bonanza grade interval of 602.00 grams of gold per tonne over 0.84 metres. Exploration expenditures for the remainder of the year have been reduced and no further surface drilling is planned.

Outlook

For 2013, forecast gold production at the Seabee Gold Operation is expected to fall within the Companies previously stated guidance of 50,000 to 54,000 ounces. Unit costs for 2013 are expected to improve from 2012's unit cash costs of $997 per ounce.  Quarterly operating results are expected to fluctuate throughout 2013; as such, they will not necessarily be reflective of the full year average.

Conference Call and Webcast

We invite you to join our Conference Call and Webcast on August 7, 2013 at 11:00 AM Eastern Standard Time.

To participate in the conference call please dial 1-647-427-7450 or 1-888-231-8191.  A replay of the conference call will be available until August 14, 2013 by calling 1-855-859-2056 and entering the password 19267075.

To view and listen to the webcast on August 7, 2013 please use the following URL in your web browser: http://www.newswire.ca/en/webcast/detail/1198069/1313711.

A copy of Claude's 2013 second quarter Management's Discussion & Analysis, Financial Statements and Notes thereto (unaudited) can be viewed at www.clauderesources.com.  Further information relating to Claude Resources Inc. has been filed on SEDAR and EDGAR and may be viewed at www.sedar.com or www.sec.gov/.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE MKT (NYSE MKT-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

Footnotes

(1)	See description and reconciliation of non-IFRS performance measures in the "Non-IFRS Performance Measures and Reconciliations"
section of the Company's Q2 2013 MD&A available on www.sedar.com and www.sec.gov/.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE: CLAUDE RESOURCES INC.

%CIK: 0001173924

For further information:

Neil McMillan, President & CEO
Phone: (306) 668-7505

or

Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 17:00e 06-AUG-13